-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 1 of 13 Pages
-------------------------------                      ---------------------------


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)


                           Closure Medical Corporation
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    189093107
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    -----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                 April 29, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


-------------------------------                                                             ---------------------------
CUSIP No. 189093107                                                                         Page 2 of 13 Pages
-------------------------------                                                             ---------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL, L.P.
                  77-0621714
       --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
       --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
       --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
                                          0
           NUMBER OF SHARES
        BENEFICIALLY OWNED BY   --------- ------------------------------------------------------------------------------
        EACH REPORTING PERSON
                 WITH                     SHARED VOTING POWER
                                   8
                                          1,157,732
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          1,157,732
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                             ---------------------------
CUSIP No. 189093107                                                                         Page 3 of 13 Pages
-------------------------------                                                             ---------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
            1     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LONG DRIVE, L.P.
                  84-1639266
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
            2                                                          (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
            3
        --------- ------------------------------------------------------------------------------------------------------

            4     SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

            5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                    7
                                          0
        NUMBER OF SHARES
     BENEFICIALLY OWNED BY      --------- ------------------------------------------------------------------------------
     EACH REPORTING PERSON
           WITH                           SHARED VOTING POWER
                                    8
                                          1,157,732
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                    9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          1,157,732
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                             ---------------------------
CUSIP No. 189093107                                                                         Page 4 of 13 Pages
-------------------------------                                                             ---------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL GROUP, LLC
                  77-0621719
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------
                  SOURCE OF FUNDS
           4
                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
                                          0
           NUMBER OF SHARES
        BENEFICIALLY OWNED BY   --------- ------------------------------------------------------------------------------
        EACH REPORTING PERSON
                 WITH                     SHARED VOTING POWER
                                   8
                                          1,157,732
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          1,157,732
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.01%
         ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                             ---------------------------
CUSIP No. 189093107                                                                         Page 5 of 13 Pages
-------------------------------                                                             ---------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT MANAGEMENT, LLC
                  04-3771199
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------
                  SOURCE OF FUNDS
           4
                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
                                          0
           NUMBER OF SHARES
        BENEFICIALLY OWNED BY   --------- ------------------------------------------------------------------------------
        EACH REPORTING PERSON
                 WITH                     SHARED VOTING POWER
                                   8
                                          1,157,732
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          1,157,732
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                             ---------------------------
CUSIP No. 189093107                                                                         Page 6 of 13 Pages
-------------------------------                                                             ---------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON
                  ###-##-####
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------
                  SOURCE OF FUNDS
           4
                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
                                          0
           NUMBER OF SHARES
        BENEFICIALLY OWNED BY   --------- ------------------------------------------------------------------------------
        EACH REPORTING PERSON
                 WITH                     SHARED VOTING POWER
                                   8
                                          1,157,732
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          1,157,732
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.01%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 7 of 13 Pages
-------------------------------                      ---------------------------


ITEM 1.  (a).     Name of Issuer:  CLOSURE MEDICAL CORPORATION

         (b).     Address of Issuer's Principal Executive Offices:

                  5250 GREENS DAIRY ROAD
                  RALEIGH, NORTH CAROLINA 27616

         (c).     Title of Class of Securities:  Common Stock

         (d).     CUSIP Number:  189093107

ITEM 2.  This Statement is being filed jointly by each of the following persons

         (i) Endowment Capital, L.P., is a Delaware limited partnership ("Endowment"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Endowment has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Endowment been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Long Drive has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Long Drive been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"), and is engaged in the business of managing the business affairs of each. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The General Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the General Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iv) Endowment Management, LLC, a Delaware limited liability company, which serves as investment manager to Endowment and Long Drive (the "Manager"). The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Manager has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Manager been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the past five years; and

         (v) Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of the General Partner and the Manager,

-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 8 of 13 Pages
-------------------------------                      ---------------------------


and in such capacity is principally responsible for the management of the affairs of Endowment, Long Drive, the General Partner and the Manager. Mr. Timon has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Mr. Timon been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years. Mr. Timon is a United States citizen.

         Endowment, Long Drive, the General Partner, the Manager, and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The  Reporting   Persons  have  invested  an  aggregate   amount  of  $
23,485,068.60 (exclusive of brokerage commissions) in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the partnership assets of each of Endowment and Long Drive, representing the capital contributions of the General Partner and each limited partner of Endowment and Long Drive(, including Philip Timon).

ITEM 4.  Purpose of Transaction.

         The securities of the Issuer reported hereunder by the Reporting Persons were acquired as a long-term investment by the Reporting Persons in the Issuer. Endowment and Long Drive are both private investment funds, of which the General Partner serves as the general partner and the Manager serves as the Investment Manager. In managing the investment portfolio of Endowment and Long Drive, the Manager uses a fundamental research-driven investment process to identify companies identified by the Manager as being fundamentally undervalued and possessing the potential for high growth. In utilizing this process, the Manager identified the Issuer of the securities as a company satisfying its rigorous investment criteria.

         The Reporting Persons have recently become aware of a merger agreement (the "Agreement") entered into between the Issuer, Johnson & Johnson, and Holden Merger Sub Inc., a wholly-owned subsidiary of Johnson & Johnson. The Agreement has been submitted to the shareholders of the Issuer for consideration. The Reporting Persons feel that the terms of the Agreement are inadequate and not in the best interests of shareholders of the Issuer. The Reporting Persons believe the terms of the Agreement substantially undervalue the Issuer and, accordingly, it is in the best interests of the Issuer to either remain independent or to seek a higher price per share for the securities of the Issuer than is provided under the Agreement. The Reporting Persons sent a letter to the Board of Directors of the Issuer on April 29, 2005 to express their displeasure with the terms of the Agreement. The Reporting Persons currently intend to vote the shares reported hereunder in opposition to the merger, and to explore various alternatives, including exercising appraisal rights to seek a fair value of their shares in the Delaware Court of Chancery. A copy of the letter sent to the Board of Directors of the Issuer is annexed hereto as Exhibit 99.

         The Reporting Persons may determine to engage in plans or make proposals involving any of the items (a) through (j) of Item 4 of Schedule 13D in the future.

-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 9 of 13 Pages
-------------------------------                      ---------------------------


ITEM 5.           Interest in Securities of the Issuer.

         (a).     Aggregate shares held by each Reporting Person

                  Endowment Capital, L.P.            1,157,732

                  Long Drive, L.P.                   1,157,732

                  Endowment Capital Group, LLC1      1,157,732

                  Endowment Management, LLC2         1,157,732

                  Philip Timon3                      1,157,732

         Percentage of class:

                  Endowment Capital, L.P.            8.01%

                  Long Drive, L.P.                   8.01%

                  Endowment Capital Group, LLC       8.01%

                  Endowment Management, LLC          8.01%

                  Philip Timon                       8.01%

         (b).     Number of shares as to which such person has:

                  (1)      Sole power to vote or to direct the vote:

                  (i)      Endowment Capital, L.P.            0

                  (ii)     Long Drive, L.P.                   0

                  (iii)    Endowment Capital Group, LLC       0

                  (iv)     Endowment Management, LLC          0

                  (v)      Philip Timon                       0

----------------------------

1 Endowment Capital Group, LLC is the General Partner of Endowment Capital. L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

2 Endowment Management, LLC is the investment manager of Endowment Capital. L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

3 Philip Timon is the managing member is deemed to posses a controlling interest in Endowment Management, LLC and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 10 of 13 Pages
-------------------------------                      ---------------------------


                  (2)      Shared power to vote or to direct the vote:


                  (i)      Endowment Capital, L.P.            1,157,732

                  (ii)     Long Drive, L.P.                   1,157,732

                  (iii)    Endowment Capital Group, LLC       1,157,732

                  (iv)     Endowment Management, LLC          1,157,732

                  (v)      Philip Timon                       1,157,732

                  (3) Sole power to dispose or to direct the disposition of :

                  (i)      Endowment Capital, L.P.            0

                  (ii)     Long Drive, L.P.                   0

                  (iii)    Endowment Capital Group, LLC       0

                  (iv)     Endowment Management, LLC          0

                  (v)      Philip Timon                       0

                  (4) Shared power to dispose or to direct the disposition of:

                  (i)      Endowment Capital, L.P.            1,157,732

                  (ii)     Long Drive, L.P.                   1,157,732

                  (iii)    Endowment Capital Group, LLC       1,157,732

                  (iv)     Endowment Management, LLC          1,157,732

                  (v)      Philip Timon                       1,157,732

         (c). Transactions in Securities of the Issuer during the past 60 days.

                  The following transactions are purchases that were effected on the open market during the past 60 days:


                Reporting Person            Date          # of Shares   Price per Share ($)

                Endowment                March 2, 2005       3,781              22.2774
                Long Drive               March 2, 2005       1,619              22.2774
                Endowment                March 3, 2005       71,446             22.2500
                Long Drive               March 3, 2005       40,254             22.2500
                Endowment                March 3, 2005       29,423             21.8339
                Long Drive               March 3, 2005       16,577             21.8339


-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 11 of 13 Pages
-------------------------------                      ---------------------------


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer. The General Partner serves as the General Partner to both Endowment and Long Drive. The Manager serves as the investment manager to both Endowment and Long Drive. Each of the General Partner and the Manager are subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Thus, the Reporting Persons could be deemed a "group" pursuant to Rule 13d-1(k) of Regulation 13D-G; however, the Reporting Persons neither admit nor deny that any such group exists. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 12 of 13 Pages
-------------------------------                      ---------------------------


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ENDOWMENT CAPITAL, L.P.

Date:  April 29, 2005                By /S/ Philip Timon
                                     Philip Timon, managing  member of Endowment
                                     Capital Group,  LLC,  general partner


                                     LONG DRIVE, L.P.

Date:  April 29, 2005                By /S/ Philip Timon
                                     Philip Timon, managing  member of Endowment
                                     Capital Group,  LLC,  general partner


                                     ENDOWMENT CAPITAL GROUP, LLC

Date:  April 29, 2005                By /S/ Philip Timon
                                     Philip Timon, managing member


                                     ENDOWMENT MANAGEMENT, LLC

Date:  April 29, 2005                By /S/ Philip Timon
                                     Philip Timon, managing member

                                     PHILIP TIMON

Date:  April 29, 2005                /S/ Philip Timon

-------------------------------                      ---------------------------
CUSIP No. 189093107                                  Page 13 of 13 Pages
-------------------------------                      ---------------------------


EXHIBIT 1 -- AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on
Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 29th day of April, 2005.


                                    ENDOWMENT CAPITAL, L.P.

Date:  April 29, 2005               By /S/ Philip Timon
                                    Philip Timon,  managing  member of Endowment
                                    Capital Group,  LLC,  general partner


                                    LONG DRIVE, L.P.

Date:  April 29, 2005               By /S/ Philip Timon
                                    Philip Timon,  managing  member of Endowment
                                    Capital Group,  LLC,  general partner


                                    ENDOWMENT CAPITAL GROUP, LLC

Date:  April 29, 2005               By /S/ Philip Timon
                                    Philip Timon, managing member


                                    ENDOWMENT MANAGEMENT, LLC

Date:  April 29, 2005               By /S/ Philip Timon
                                    Philip Timon, managing member


                                    PHILIP TIMON

Date:  April 29, 2005               By /S/ Philip Timon